

February 20, 2014

Via E-Mail
James A. Rasulo
Chief Financial Officer
The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521

  Re: The Walt Disney Company
    Form 10-K for the Year Ended September 28, 2013
    Filed November 20, 2013
    File No. 001-11605

Dear Mr. Rasulo:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended September 28, 2013

Liquidity and Capital Resources, page 39

1. Please revise to disclose an estimate of your expected capital expenditures for fiscal 2014.

Note 1. Description of Business and Segment Information, page 62

2. We note from the disclosures that have been provided in Note 1 that the Company's revenues include revenues from both the provision of services and the sale of products. To the extent that your revenues from the sale of products exceeds ten percent of your total revenues during the periods presented in your financial statements, please revise your consolidated statements of operations to provide separate disclosure of the revenues

and related costs associated with revenues derived from sales of products and services. Refer to the guidance outlined in Rule 5-03(b)(1) and (2) of Regulation S-X.

Note 2. Summary of Significant Accounting Policies, page 66

Principles of Consolidation, page 66

3. We note your disclosure that although the Company has less than a 50% direct ownership interest in Disneyland Paris, HKDL and Shanghai Disney Resort (collectively the "International Theme Parks"), they are VIEs, and given the nature of the Company's relationships with these entities, which include management agreements, the Company has consolidated the International Theme Parks. Please revise to include the disclosures requested by ASC 810-10-50-12 which include more disclosure about your methodology for determining whether you are a primary beneficiary for VIEs. Also, please tell us and explain in further detail in Note 2 why you believe it is appropriate to consolidate your investments in each of these entities.

Note 3. Acquisitions, page 71

4. We note from your disclosure in Note 3 that the carrying amount of your goodwill was impacted by "other, net" changes in the amounts of $75 million and $155 million during the years ended September 29, 2012 and September 28, 2013. Please tell us and revise Note 3 to explain in further detail the nature and amounts of the items comprising these other adjustments to your goodwill. Refer to the disclosure requirements outlined in ASC 350-20-50-1.

Note 9. Income Taxes, page 80

5. We note from your reconciliation of your effective tax rate to the federal tax rate that earnings in jurisdictions taxed at different rates from the statutory US federal rate resulted in a 1.9% decrease in the federal income tax rate. In light of the fact that it appears that earnings from foreign jurisdictions were lower in fiscal 2013 than in fiscal 2012, please explain to us why these earnings had a greater effect on the tax rate in 2013 than 2012 or 2011. In this regard, the effective tax rate in fiscal 2012 and fiscal 2011 was reduced by .5% and .2%, respectively, due to these earnings from foreign jurisdictions. Please advise.

Note 14. Commitments and Contingencies
Legal Matters, page 96

6. We note your disclosure that in regards to the Beef Products litigation, you disclose that management does not believe that the Company has incurred a probable, material loss. Please revise to disclose an estimate of the possible loss or range of loss related to this

litigation, or include a statement that such an estimate cannot be made. See guidance in ASC 450-20-50-4. Alternatively, you can disclose, if true, that any reasonably possible loss would not materially affect your financial position or results of operations.

7. We note your disclosure that in fiscal 2013 you recognized a $321 million charge related to the Celador litigation, which was paid in 2013. We also note from your disclosure on page 101 that this charge was taken in the first quarter of fiscal 2013. In light of your disclosure in Note 14 to your Form 10-K for the year ended September 29, 2012, which indicated that no accrual was made for this litigation since a loss was not determined to be probable, please explain to us why you believe it was appropriate to record the entire charge in 2013, rather than accruing for a portion or all of the loss in fiscal 2012. As part of your response, please tell us the nature and specific timing of the changes in the facts and circumstances that occurred between September 29, 2012 and the end of the first quarter 2013 that resulted in your determination that the charge was appropriately recognized in fiscal 2013.

Note 17. Restructuring and Impairment Charges, page 100

8. We note your disclosure indicating that the $214 million of restructuring and impairment charges in 2013 include amounts incurred in connection with the Lucasfilms acquisition. Please tell us and revise to disclose the nature and amounts of the restructuring costs incurred in connection with the Lucasfilms acquisition. As part of your response, please also explain why you believe it is appropriate to categorize the expenses recognized in connection with this acquisition transaction as "restructuring and impairment charges."

Quarterly Financial Summary, page 101

9. We note your disclosure that results for the first and fourth quarters of fiscal 2013 were affected by a tax benefit related to the increase in prior-year foreign earnings considered to be indefinitely invested. Please explain to us why there was a change to the amount of prior-year foreign earnings considered to be indefinitely invested. As part of your response, please tell us if this was the result of an error in accounting that occurred during the prior year.

10. We note your disclosure that results for the second quarter of 2013 include favorable tax adjustments related to pre-tax earnings in prior years. Please explain to us the nature of these tax adjustments and tell us why you believe it was appropriate to make the adjustments in fiscal 2013, rather than in the applicable prior years.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief